EXHIBIT 12.1
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

For the Nine-Month
Period Ended
September 30, 2009

Including Interest on Deposits
Earnings:

Pre-tax loss from continuing operations	$(220,762)
Plus:
Fixed Charges (excluding capitalized interest)	374,558

Total Earnings	$153,796

Fixed Charges:
Interest expensed and capitalized	$371,503
Amortized premiums, discounts, and capitalized expenses related to indebtedness	79
An estimate of the interest component within rental expense	2,976

Total Fixed Charges before preferred dividends	374,558

Preferred dividends	40,756
Ratio of pre tax income to net income	1.000

Preferred dividend factor	40,756

Total fixed charges and preferred stock dividends	$415,314

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$(220,762)
Plus:
Fixed Charges (excluding capitalized interest)	124,248

Total Loss	$(96,514)

Fixed Charges:
Interest expensed and capitalized	$121,193
Amortized premiums, discounts, and capitalized expenses related to indebtedness	79
An estimate of the interest component within rental expense	2,976

Total Fixed Charges before preferred dividends	124,248

Preferred dividends	40,756
Ratio of pre tax income to net income	1.000

Preferred dividend factor	40,756

Total fixed charges and preferred stock dividends	$165,004

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	For the nine-month period ended September 30, 2009, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $261.5 million to achieve a ratio of 1:1 during the first nine months of 2009.